LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

ONE POST STREET, SUITE 575

SAN FRANCISCO, CALIFORNIA 94104

(415) 981-4844

FACSIMILE: (415) 981-4840

August 3, 2007

BY EDGAR AND FACSIMILE

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 12, LLC
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1
SEC File No. 333-142034

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 2 to the above referenced registration statement.

This letter includes our supplemental responses to the comments in your letter of June 29, 2007. The numbered paragraphs set forth below correspond to the numbered comments in your letter.

General

1. See the added risk factor entitled “Prior investor programs have experienced delays in the filing of periodic reports with the Securities and Exchange Commission.”

2. See the chart added under the revised sub heading “Investment Objectives and Policies — Portfolio Diversification.”

3. While management fees charged by entities such as investment companies are typically calculated based on a percentage of assets under management, the type of assets held by those entities are significantly different than equipment held for lease and similar investment assets such as those to be in the registrant’s portfolio. In a leasing program such as the registrant, the assets are held primarily for the generation of operating revenues through lease and other payments and, in its liquidation stage, through the generation of disposition proceeds, all with the objective of providing cash flow to fund regular distributions to investors. As such, the measure of performance is the generation of operating revenues, not portfolio net asset value. The characterization of the fee as a “management fee” is based on the services performed: management of the structuring, acquisition, operation and disposition of a portfolio of investment property and assets. These services are accurately described as “asset management” services. The method of calculating the fee is tied to the services performed. The registrant believes that the purpose of the Asset Management Fee, and the method and basis for calculating it, are clearly stated throughout the prospectus and that the compensation payable to the Manager is accurately described as an “Asset Management Fee” without reference to the method of calculation.

Cover Page

4. See the change on the cover page. We will insert the date when the effective date is known.

Ms. Pamela A. Long

August 3, 2007

Summary of the Offering

5. The expenses to be reimbursed the Manager and its affiliates are the expenses of the registrant that the Manager may advance. These offering and organization expenses and operating expenses are discussed in detail under “Management Compensation — Narrative Description of Compensation.” Accordingly, we have added an appropriate cross reference. The registrant believes that to expand the disclosure would be to dilute the concise summary of significant elements of the prospectus. As the SEC noted in Release 33-6900, relating to the Summary section of the prospectus, the Summary should not simply repeat sections of the prospectus but “highlight those points in a clear, concise and understandable manner . . .”

6. See the revision in this section under the sub heading “ — Plan of Distribution.”

Risk Factors

7. The registrant does not believe that the acquisition of equity interests will involve any material risks to the registrant’s objectives, nor any risk at all beyond the risk noted in the paragraph cited in your comment. Such equity interests will provide contingent benefits, but will not be a primary investment objective in any transaction, as the primary intended investment benefit in any growth capital transaction (and the expected source of the target return on which any investment decision is made) will be the scheduled lease or loan payments. The equity interests will typically have no inherent value at the time of issuance, and will only provide a benefit in the event the borrower’s equity increases in value after the transaction is entered into. As usury laws generally determine whether the rate is usurious as of the date the obligation is entered into, the registrant does not believe that the issuance of such equity interests will have any affect on the determination as to whether the rate is usurious. The risk factor is included because of the uncertainty and complexity of such transactions and the potential application of usury laws in many different jurisdictions, but the registrant does not believe this risk will have any material effect on the registrant’s ability to meet its investment objectives.

8. The registrant has no present intention to enter into any such securitization or hedging transactions, but if it were to do so, the purpose would be to achieve a more desirable cost of funds and, at the same time, reduce risk by means of such measures. Such transactions would not be entered into for speculative purposes. As such, the registrant believes the current risk factor disclosure addressing the use of leverage adequately covers any risks that might apply to such activities.

Risks Relating to Tax Matters

9. See the revised risk factors under this caption.

10. See the added risk factor under this caption.

Management Compensation

11. See the added disclosure under “Management Compensation — Affiliates of the Manager.”

Narrative Description of Compensation

12. The current disclosure provides the bar chart described in Item 4.D. of Guide 5, and the “comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons . . .” specified in Item 506 of Regulation S-K. See the added statement under the description of the Carried Interest under this caption. The registrant is a start up with no prior history and only nominal tangible book value. So the change in net tangible book value and dilution are absolute as the registrant is capitalized. Rather than provide a calculation of net tangible book value that would likely be somewhat confusing in this context, we have provided a statement of the immediate dilution of each investor upon their capital contribution.

Ms. Pamela A. Long

August 3, 2007

Investment Objectives and Policies

General Equipment Leasing Policies

13. See the clarifying language added under this caption.

Investment Objectives and Policies

Equipment Leasing Industry and Competition

14. By supplemental correspondence, we will forward excerpts from reports provided by the Equipment Leasing and Finance Foundation, and a copy of a web page from the Equipment Leasing and Finance Association. Each of the annual reports is 60-80 pages long, so we have provided the cover page and the page containing the relevant data. We will provide full copies of the reports if you so request. These reports are provided to members of the Foundation and Association, and ATEL is using the information with permission. While much of the data used in these reports is derived from the U.S. Department of Commerce and other government agencies, so may be publicly available from these sources, it is compiled by the trade associations and the reports themselves would not be publicly available to non members.

15. See the revised disclosure under this caption.

Prior Program Diversification

16. See the revised charts under this, revised, caption.

Organizational Diagram

17. The only relationship with its predecessor funds, other than common management, would be if the registrant were to enter into a joint investment with a predecessor fund. No such transaction is currently in place and such a relationship would not be “so complex that a graphic display would assist investors in understanding such relationships” per Item 5.B. cited. It would simply be joint ownership of a single asset. To add to the diagram six or eight prior programs with which the registrant might enter into a joint investment would make the chart less clear rather than assist in any understanding of the management affiliate relationships to the registrant.

18. See the added disclosure under this caption and under the caption “Management.” ATEL Capital Group, LLC was formed in 2006 as a vehicle for owning certain future business entities through an LLC structure, which is a pass through entity for tax purposes, rather than in a C corporation. The ownership structure of ATEL Capital Group, LLC is identical to that of ATEL Capital Group, the C corporation. The principal shareholder, chairman and chief executive of ATEL Capital Group, Dean L. Cash, also holds the same controlling member interest in ATEL Capital Group, LLC, and so controls ATEL Associates 12, LLC. All of the privately held ATEL companies identified in the prospectus are owned and controlled by Dean Cash, and no person other than Mr. Cash, Paritosh Choksi, Chief Financial Officer of the ATEL companies, and other ATEL companies has any ownership or control of any of the ATEL companies. This network of control relationships is disclosed under “Organizational Diagram” and “Management.”

ATEL Capital Group, LLC is not currently the controlling member of any prior programs or any managers or other controlling persons of prior programs.

The registrant has considered whether further financial information should be included in the registration statement. ATEL Capital Group, LLC, though it is the manager of the registrant’s manager, has no liability or financial obligation with respect to the registrant (or the manager), so the registrant does not believe that this entity’s balance sheet would provide any material or relevant disclosure to investors. We know of no basis for disclosure of financial information about the owner of the manager of a registrant solely because of that relationship.

Ms. Pamela A. Long

August 3, 2007

Management

Changes in Management

19. See the added paragraph under this caption.

Prior Performance Summary

20. See the updated information under this caption.

Federal Income Tax Consequences

21. See the revisions throughout the discussion under this caption and the responses to comments 22 through 32 below. Based on those changes, the tax opinion set forth as Exhibit 8.1 should be deemed consistent with the comments under this caption.

22. See the changes throughout the disclosure under this caption.

Opinions of Derenthal & Dannhauser LLP

23. See the revisions under this caption.

24. See the revisions under this caption.

25. See the revisions under this caption.

Classification as a Partnership

26. See the revision under this caption and the revision under the caption “Taxation of Investors.”

Allocation of Profits and Losses

27. See the revisions under this caption.

28. See the revisions under this caption.

Limitations on the Deduction of Losses

29. See the revisions under this caption. The amount of income from equity interests is expected to be inconsequential in the context of the overall recognition of income and loss by the registrant. Accordingly, tax counsel does not deem a more detailed discussion of circumstances in which income from equity interests might be deemed passive to be a material potential tax consequence.

30. See the revised discussions under the captions “Opinions of Derenthal & Dannhauser LLP” and “Tax Status of Leases.” With these revisions and the revisions throughout under the heading “Federal Income Tax Consequences,” tax counsel believes its opinion and the discussion address all material tax consequences of investment in the registrant as contemplated in this comment 30.

31. The discussion of hobby losses is an artifact of prior tax discussions that should have been removed as not material to an investment in a program such as the registrant. Tax counsel sees no material risk that the registrant may not be deemed to be engaged in an activity for a profit, and the treatment of hobby losses is not a material potential tax consequence of investment in this registrant.

32. See the revised discussions under the captions “Investment Objectives and Policies — Principal Investment Objectives,” and “Federal Income Tax Consequences — Preface.” While the tax consequences

Ms. Pamela A. Long

August 3, 2007

of its investments will have an impact on the economic results of the registrant and thus the investment returns to its investors, just as in any investment vehicle, such returns do not depend on the availability of accelerated depreciation schedules, and tax planning is not a significant element in the process of portfolio asset selection and negotiation of portfolio investment transaction terms.

Plan of Distribution

33. We have added a sentence to the first paragraph under this caption. With that addition, all of the elements of Item 508(a) are set forth in the first and fourth paragraphs under this caption. With regard to Item 508(b), the disclosure is predicated on there being “any one or more of the managing underwriter(s) . . . organized, reactivated, or first registered as a broker-dealer within the past three years . . .” As noted under “Management — The Dealer Manager,” the Dealer Manager was organized in 1985, and became a licensed broker dealer in 1986. It has been continuously engaged in its securities business since that date.

34. The registrant does not anticipate executing any Selected Dealers Agreements until after the effective date of the registration statement. Broker dealers contemplating participation in the offering typically do not complete their due diligence review until the final prospectus is printed and available. So the registrant and Dealer Manager have no assurance as to the participation of any specific broker dealer. There is no system of allocation or allotment of the offering among broker dealers who do ultimately execute selling agreements, any of whom have the ability to sell any or all of the securities offered on a best efforts basis.

Additional Information

35. See the revision under this caption.

Exhibit A

Prior Performance Information

36. See the revisions to the tables in Exhibit A. They have been reviewed and revised to be consistent with periodic reports filed by the subject programs.

Part II

Undertakings

37. See the added undertakings under this caption.

Please contact me with any further questions or comments you may have concerning this filing.

Very truly yours,
Paul J. Derenthal

cc:	Mr. Matt Franker
Mr. Nudrak Salik
Division of Corporation Finance
Securities and Exchange Commission
Facsimile: (202) 772-9368
Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.